UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CORELOGIC, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title and Class of Securities)

21871D103

(CUSIP Number)

Kenneth D. DeGiorgio 1 First American Way Santa Ana, California 92707-5913 (714) 250-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871D103	Schedule 13D	Page 2 of 6 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): First American Financial Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,993,426
	(8)	Shared Voting Power 2,939,839 (1)
	(9)	Sole Dispositive Power 5,993,426
	(10)	Shared Dispositive Power 2,939,839 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,933,265
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.4% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Shares are held by First American Title Insurance Company, a wholly-owned subsidiary of First American Financial Corporation.
(2)	Based on 106,412,122 shares of common stock outstanding as of August 1, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

CUSIP No. 21871D103	Schedule 13D	Page 3 of 6 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): First American Title Insurance Company
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,939,839 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,939,839 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,939,839
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.8% (2)
(14)	Type of Reporting Person (See Instructions): CO, IC

(1)	First American Title Insurance Company is a wholly-owned subsidiary of First American Financial Corporation.
(2)	Based on 106,412,122 shares of common stock outstanding as of August 1, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

CUSIP No. 21871D103	Schedule 13D	Page 4 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on September 8, 2011 (the “Original Filing”) relating to the shares of common stock, $0.00001 par value per share, (the “Shares”), of CoreLogic, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 4 First American Way, Santa Ana, California 92707. Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended as restated as follows:

On August 29, 2011, the Issuer issued a press release announcing that its Board of Directors has formed a committee of independent directors to explore options aimed at enhancing shareholder value including cost savings initiatives, an evaluation of the Issuer’s capital structure, repurchases of debt and common stock, the disposition of business lines, the sale or business combination of the Issuer and other alternatives. The Board also announced that it retained Greenhill & Co. to serve as a financial adviser to assist the committee in its evaluation.

The Reporting Persons have evaluated their rights, and reserve those rights, as the Issuer’s largest shareholder and as a party to the Separation and Distribution Agreement and related agreements pertaining to the Separation. The Reporting Persons have notified the Issuer of their intention to enforce those rights. In addition, the Reporting Persons have discussed, and intend to continue to discuss the options specified in the press release with the Issuer’s financial adviser and management, the committee of independent directors and other directors. In particular, the Reporting Persons have notified the Issuer of their concern that the timing of the strategic review process, which coincides with difficult conditions in the economy and, in particular, the real estate market, as well as generally depressed equity market valuations, could result in a sale of the entire company at a price that would not be beneficial to the Issuer’s long-term shareholders. The Reporting Persons have therefore recommended that the Issuer consider alternatives, such as the sale of certain non-core businesses, which the Reporting Persons offered to purchase, that would allow the Issuer to focus on and invest in its core business. In the event the Issuer decides, notwithstanding, to pursue a sale of the entire company, the Reporting Persons have offered to purchase it.

The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and other economic conditions), the Reporting Persons may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer and other holders of the Shares, concerning the business and future plans of the Issuer generally, and with regard to strategies and potential

CUSIP No. 21871D103	Schedule 13D	Page 5 of 6 Pages

transactions to maximize shareholder value, change their intentions, and acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate other plans or proposals for, and may from time to time explore, or make other proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Any future actions by the Reporting Persons will depend upon the Issuer’s decisions in pursuing options to enhance shareholder value.

CUSIP No. 21871D103	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of October 20, 2011

FIRST AMERICAN FINANCIAL CORPORATION

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Executive Vice President

FIRST AMERICAN TITLE INSURANCE COMPANY

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Vice President